Filed Pursuant to Rule 424(b)(3)

Registration No. 333-287599

PROSPECTUS SUPPLEMENT NO. 11

(to prospectus dated May 29, 2025)

Medicus Pharma Ltd.

2,260,000 Common Shares Issuable upon the Exercise of Warrants

This prospectus supplement amends and supplements the prospectus dated May 29, 2025, as supplemented or amended from time to time (the "Prospectus"), which forms a part of our Registration Statement on Form S-1 (Registration Statement No. 333-287599). This prospectus supplement is being filed to update and supplement the information included or incorporated by reference in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 2, 2025 (the "Form 8-K"). Accordingly, we have attached the Form 8-K to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our common shares and warrants, with an exercise price of $4.64 and expiration date of November 15, 2029 (the "Public Warrants"), are listed on The Nasdaq Capital Market ("Nasdaq") under the symbols "MDCX" and "MDCXW," respectively. On August 29, 2025, the last reported sales prices of the common shares and Public Warrants were $1.94  and $0.57, respectively.

We are an "emerging growth company" under applicable Securities and Exchange Commission rules and are eligible for reduced public company disclosure requirements.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading "Risk Factors" beginning on page 10 of the Prospectus, and under similar headings in any amendment or supplements to the Prospectus.

None of the Securities and Exchange Commission, any state securities commission or the securities commission of any Canadian province or territory has approved or disapproved of the securities offered by this prospectus supplement or the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 2, 2025.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 29, 2025

MEDICUS PHARMA LTD.
(Exact name of registrant as specified in its charter)

Ontario	001-42408	98-1778211
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

300 Conshohocken State Road, Suite 200
Conshohocken, Pennsylvania, United States 19428
(Address of principal executive offices) (ZIP Code)

Registrant’s telephone number, including area code: (610) 540-7515

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Common shares, no par value	MDCX	NASDAQ Capital Market
Warrants, each exercisable for one common share at an exercise price of $4.64 per share	MDCXW	NASDAQ Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b -2 of this chapter).

Emerging growth company ☑

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.01. Completion of Acquisition or Disposition of Assets.

On August 29, 2025, Medicus Pharma Ltd. ("Medicus" or the "Company") completed (the "Closing") its previously announced acquisition of Antev Ltd. ("Antev") pursuant to that certain definitive securities exchange agreement, dated as of June 29, 2025 (as amended, the "Definitive Agreement"), by and among the Company, Antev and certain securityholders of Antev (the "Antev Vendors"), pursuant to which the Company acquired (the "Transaction") 98.6% of the issued and outstanding shares of Antev for aggregate consideration consisting of approximately US$3.0 million in cash and 1,603,164 common shares of Medicus (the "Consideration Shares").

Upon the achievement of certain milestones related to potential future U.S. Food and Drug Administration ("FDA") Phase 2 and New Drug Administration approvals, as more particularly described in the Definitive Agreement, the Antev Vendors would be entitled to receive up to approximately $65 million in additional contingent consideration.

Antev is a clinical stage biotech company, developing Teverelix, a next generation GnRH antagonist, as a first in market product for cardiovascular high-risk prostate cancer patients and patients with first acute urinary retention (AURr) episodes due to enlarged prostate.

The Company does not have any material relationship with Antev, or the Antev Vendors, other than in respect of the Transaction.

The foregoing description of the Definitive Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by the full text of the Definitive Agreement, a copy of which was previously filed by the Company as Exhibit 2.1 of that certain Amendment No.1 to the Current Report on Form 8-K filed with the United States Securities and Exchange Commission (the "SEC") on July 3, 2025.

Item 3.02. Unregistered Sales of Equity Securities.

The Consideration Shares issued pursuant to the Definitive Agreement as described in Item 2.01 of this Current Report on Form 8-K, which description is incorporated by reference into this Item 3.02, consists of unregistered common shares. Such common shares were issued in a private placement exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), provided by each of Regulation S under the Securities Act and Section 4(a)(2) thereof.

As further described in the Definitive Agreement, the Consideration Shares issued to the Antev Vendors are subject to the following staggered lock-up restrictions: (i) 15% of the Consideration Shares will be automatically released on the day that is 30 days after the initial registration statement registering the resale of the Consideration Shares (the "Registration Statement") is declared effective by the United States Securities and Exchange Commission (the "SEC"), (ii) 15% of the Consideration Shares will be automatically released on the day that is 60 days after the Registration Statement is declared effective by the SEC, (iii) 15% of the Consideration Shares will be automatically released on the day that is 90 days after the Registration Statement is declared effective by the SEC, (iv) 15% of the Consideration Shares will be automatically released on the day that is 120 days after the Registration Statement is declared effective by the SEC, (v) 15% of the Consideration Shares will be automatically released on the day that is 150 days after the Registration Statement is declared effective by the SEC, (vi) 15% of the Consideration Shares will be automatically released on the day that is 180 days after the Registration Statement is declared effective by the SEC, and (vii) 10% of the Consideration Shares will be automatically released on the day that is 210 days after the Registration Statement is declared effective by the SEC; provided that any Consideration Shares that have not been released from the lock-up restriction in accordance with the foregoing on or before the nine-month anniversary of the Closing date shall be automatically released on such date.

In addition, on August 27, 2025 and September 2, 2025, pursuant to the previously disclosed Standby Equity Purchase Agreement (the "SEPA"), dated February 10, 2025, between the Company and YA II PN, Ltd. ("Yorkville"), the Company sold 100,000 of its common shares (the "Common Shares") to Yorkville for $2.0396 per share, or $203,960 in consideration and 150,000 Common Shares to Yorkville for $1.9105 per share, or $286,575 in consideration, respectively (together, the "SEPA Advances"). The Company sold, in the aggregate, 250,000 Common Shares to Yorkville through the SEPA Advances and received aggregate net proceeds of approximately $490,535. The Company may cause Yorkville to purchase additional Common Shares under the SEPA from time to time, subject to the satisfaction or waiver of the conditions and limitations set forth in the SEPA. The Company intends to use part of the net proceeds from the SEPA Advances to prepay a portion of the debentures the Company has outstanding with Yorkville, as described in that certain Current Report on Form 8-K dated June 20, 2025. The Common Shares were issued and sold to Yorkville in reliance upon the exemption from the registration requirements of the Securities Act afforded by Section 4(a)(2) of the Securities Act. The Company is relying on this exemption from registration based in part on representations made by Yorkville in the SEPA. Yorkville may resell the Common Shares it has purchased from the Company under the SEPA from time to time pursuant to that certain effective registration statement on form S-1 (File No. 333-287582), which has been filed by the Company in accordance with its requirements under the SEPA.

This report shall not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On August 29, 2025, pursuant to Section 11.8 of the Definitive Agreement, the board of directors of the Company (the "Board") appointed Patrick J. Mahaffy, the former chairman of Antev, to serve on the Board until the Company's 2026 annual meeting of shareholders or until his successor is duly elected or appointed, thereby increasing the number of directors on the Board to nine. Mr. Mahaffy was not appointed to serve on any committees of the Board at this time.

Mr. Mahaffy will receive $60,000 in annual cash compensation for his service on the Board and would be entitled to an additional $10,000 in annual cash compensation if he were appointed to serve as chair of any committee of the Board. In connection with his appointment, Mr. Mahaffy also received a grant of 25,000 stock options, which stock options will expire in five years, have an exercise price of $1.94, and will vest in equal quarterly instalments over the twelve months immediately following August 29, 2025.

There are no arrangements or understandings between Mr. Mahaffy and any other person pursuant to which Mr. Mahaffy was appointed as a director, there are no family relationships between Mr. Mahaffy and any director or other officer of the Company, and there are no transactions in which the Company is a party and in which Mr. Mahaffy has a material interest subject to disclosure under Item 404(a) of Regulation S-K.

Item 8.01. Other Events.

On each of August 1, 2025, and on August 15, 2025, the Company, Antev and the Antev Vendors' representatives entered into Deeds of Variations which amended the Definitive Agreement (the "Deeds of Variation") to, among other things, provide that the Company has made a Tag Offer (as defined in the Deeds of Variation) to acquire all of the shares of Antev not held by the Antev Vendors. The Deeds of Variation are furnished as Exhibits 2.1 and 2.2 to this Current Report on Form 8-K.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
2.1*#	Deed of Variation, dated August 1, 2025, relating to that certain Securities Exchange Agreement, dated June 29, 2025, by and between Antev Limited, the Antev Vendors' Representatives and Medicus Pharma Ltd.
2.2*#	Further Deed of Variation, dated August 15, 2025, relating to that certain Securities Exchange Agreement, dated June 29, 2025, by and between Antev Limited, the Antev Vendors' Representatives and Medicus Pharma Ltd.
104	Cover Page Interactive Data File (embedded within the inline XBRL document).

*	Certain portions of this exhibit have been redacted pursuant to Item 601(b)(2)(ii) of Regulation S-K. The Company agrees to furnish supplementally an unredacted copy of the exhibit to the Securities and Exchange Commission upon its request.

#	Certain schedules and exhibits have been omitted in accordance with Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the Securities and Exchange Commission upon request.

Forward Looking Statements

Certain information in this Current Report on Form 8-K constitutes "forward-looking information" under applicable securities laws. "Forward-looking information" is defined as disclosure regarding possible events, conditions or financial performance that is based on assumptions about future economic conditions and courses of action and includes, without limitation, statements regarding the potential benefits of the Antev transaction, including plans and expectations concerning, and future outcomes relating to, the development, advancement and commercialization of Teverelix, and the potential market opportunities related thereto, the entitlement of Antev Vendors to contingent consideration upon the achievement of certain milestones, the filing of the Registration Statement, the date on which the Registration Statement will be deemed effective by the SEC, the future sales of Common Shares to Yorkville pursuant to the SEPA and Mr. Mahaffy's election as a director of the Board. Forward-looking statements are often but not always, identified by the use of such terms as "may", "on track", "aim", "might", "will", "will likely result", "would", "should", "estimate", "plan", "project", "forecast", "intend", "expect", "anticipate", "believe", "seek", "continue", "target" or the negative and/or inverse of such terms or other similar expressions. These statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements to differ materially from those expressed or implied by such statements, including those risk factors described in the Company's annual report on form 10-K for the year ended December 31, 2024 (the "Annual Report"), and in the Company's other public filings on EDGAR and SEDAR+, which may impact, among other things, the trading price and liquidity of the Company's common shares. Forward-looking statements contained in this Current Report on Form 8-K are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof and thus are subject to change thereafter. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Readers are cautioned that the foregoing list is not exhaustive, and readers are encouraged to review the Annual Report accessible on the Company's profile on EDGAR at www.sec.gov and on SEDAR+ at www.sedarplus.ca. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

MEDICUS PHARMA LTD.

By:	/s/ Raza Bokhari
Name:	Dr. Raza Bokhari
Title:	Executive Chairman and Chief Executive Officer

Dated: September 2, 2025